Mail Stop 4561

January 29, 2008

Mr. Jonathan Oorlog
Chief Financial Officer
Gateway Tax Credit Fund II Ltd.
800 Carillon Parkway
St. Petersburg, FL 33716

      Re: **Gateway Tax Credit Fund II Ltd.**
              Form 10-K for the fiscal year ended March 31, 2007
              File No. 0-19022

Dear Mr. Oorlog:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended March 31, 2007

Item 2. Properties

1. We note that your largest individual project partnership investments within Series 5 and Series 6 comprised 19.5% and 18.2%, respectively, of the total assets of each respective series as of March 31, 2007. Please tell us if any investment in project partnerships exceeded a significance level of 10% as of fiscal year end within any of your series based upon the project partnership information available as of December 31, 2006. If so, please amend your filing to include separate summarized financial information for each such investment. Reference is made to Rule 3-09 of Regulation S-X. Additionally, please apply this comment to your quarterly reports on Form 10-Q.

Item 9A. Controls and Procedures

2. Regarding your evaluation of the effectiveness of disclosure controls and procedures, we note your conclusion is based upon an evaluation date within 90 days prior to the filing of your report. Please revise such disclosure in your amended filing to disclose your conclusion as of the end of the period covered by your report as required by Item 307 of Regulation S-K.

Financial Statements

Consolidated Statements of Cash Flows

3. We note your use of the caption "expenses related to the sale of project partnerships" has been included as a cash outflow related to financing activities. Please help us to understand the general nature of this caption and your bases in GAAP for inclusion within the financing activities section. Reference is made to SFAS 95.

Note 2 – Significant Accounting Policies

Basis of Accounting

4. Your disclosure indicates that you changed the period of amortization for intangible acquisition fees during fiscal 2006 from 35 years to 15 years to better approximate the period over which the benefits are realized. We also note that you made this change very near to the time frame that substantially all of your project partnerships reached or were nearing the completion of their underlying fifteen year tax credit compliance period. Please help us to better understand why the original amortization period was established at 35 years and provide us with

any available insight with respect to why you did not change the estimated life to
15 years prior to fiscal year 2006.

Exhibit 31.1 and 31.2

5. It appears that you are using an outdated form of certification and that you have
   made a number of modifications to such form. Please amend your filing to
   include the current form for certifications required under Exchange Act Rules
   13a-14(a) and 15d-14(a) and provide such certifications in the exact form set forth
   in Item 601(b)(31) of Regulation S-K.

As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please submit a
response letter with your amendment on EDGAR that keys your responses to our
comments and provides any requested information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filing;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws of the
  United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kevin Woody
Branch Chief